UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended:

June 30, 2019

OUR MICROLENDING, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10595

Florida	26-1218989
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3191 CORAL WAY #109, MIAMI, FLORIDA 33145

(Full mailing address of principal executive offices)

(305) 854-8113

(Issuer’s telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Investment Certificates

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants and minorities. These businesses typically have fewer than five employees and annual sales of $1,000,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

On April 26, 2013, we received notice from the US Treasury Department – CDFI Fund that we formally became a Community Development Financial Institution (“CDFI”). The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to CDFIs. The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation. On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $600,000 or 100% of the award as new loans. The CDFI requires that we submit financial information and performance reports. On September 10, 2015 we received a written notice that we had been awarded $650,000 from the CDFI Fund and we received funds on March 21, 2016. By April 30, 2016 we had disbursed $650,000 or 100% of the award as new loans. During the month of September of 2017, the company received a notification that will be awarded with a loan of $686,500 at 1.90% annual interest rate and payable by July 02, 2031 (The note was signed July 02, 2018)

On July 15, 2015 we received a written notice that we had been awarded $200,000 from the FY2015 CDBG Block of Miami-Dade County to provide loans within the county. On September 29, 2016 we received a written notice that we had been awarded $200,000 from the FY2016 CDBG Block of the Miami-Dade County to provided further loans within Miami-Dade County. On July 28, 2017 we received a written notice that we had been awarded $150,000 from the FY2017 CDBG Block of Miami-Dade County to provide loans within the county. On July 27, 2018 we received a written notice that we had been awarded $200,000 from the FY2018 CDBG Block of Miami-Dade County to provide loans within the county.

On November 2014, we signed an agreement with the State of Florida, Department of Economic Opportunity “DEO” to become Loan Administrator of the Florida Microfinance Act. Under this agreement we provided the services of a non-banking financial institution making short-term, fixed rate microloans in conjunction with providing business management training, business development training and technical assistance to small businesses. All interest and fees charged on these loans were considered revenue to us, and they were permitted to be used for any purpose, including interest or principal payments for the Investment Certificates. We managed a total of $4,825,000 from the State of Florida under the Florida Microfinance Act until the State terminated the program in April 2018. In June 2018, the company returned 100% of the funds under management to the State of Florida, including $66,981 of accrued interest.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require each stockholder of the borrowing business to individually sign the loans as a co-borrower.

In addition to being entrenched in a market with a strong demand for our services and our expertise in microfinance, we believe that our competitive strengths include our efficient operating model that leverages technology, quick turnaround times and our skilled network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths. Our strategic goals for the next five years are to:

●	build lending assets to expand service to clients within our target market;
●	increase revenues through improved portfolio management; and
●	expand the volume of lending through expanded development services and marketing. We believe that we can support this level of expansion and deployment.

We intend to finance our expansion by accessing multiple sources of capital, both debt, through the offering of Certificates in this offering and, depending on market conditions, potential future offerings, and equity, from our existing stockholders. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors as well as using funds from the sale of Certificates from our prior Regulation A offering. Securities issued in these types of financings will adversely affect the holders of Certificates to the extent the securities are senior to the Certificates. In addition, to the extent we issue more Certificates, it will be more difficult for us to service the debt These types of financings should not affect holders of the Certificates given that the securities will not be senior to the Certificates. However, increases in our outstanding indebtedness, including an increase in the amount of Certificates outstanding, will make it more difficult to service our indebtedness, including the payments of interest and principal on the Certificates.

In October 2007, we were formed as a Florida limited liability company. From March 2008 through June 30, 2019, we have made approximately 2,799 microloans totaling more than $46,734,754 to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. We currently operate in one Miami location.

We currently have three (3) full-time employees, two (2) part time employee and three (3) loan “specialists.” We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as “specialists” and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Each loan specialist is responsible for covering a defined geographic region between Delray Beach and Homestead, Florida. Our loan specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti. We anticipate hiring an additional four loan specialists.

Our management and equity owners have extensive microfinance experience, including over twelve years of experience in our Florida Company. We have been able to make the necessary marketing, legal, collection and operations adjustments in our microcredit methodology to overcome the challenges that where present in the market and have a loan portfolio that performs better every year since 2011.

We offer three products. Our first and principal product that we currently offer is the “Our Express Loan.” The Our Express Loan product is intended for small businesses in amounts between $1,500 and $150,000. After all required documents are submitted; we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the Our Express Loan, we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. Starting in the third quarter of 2014, we launched our second product, which is “Equipment Leasing”. This program allows microentrepreneurs to purchase the necessary equipment that they need for their business. No matter the type of equipment from a truck to a refrigerator, we can help achieve the purchase of the asset they need for their business. The maximum amount is up to $30,000 with terms of up to 24 months. To qualify for this program, the business must be currently active for at least 1 year, or the microentrepreneur have provable experience in the field. A down payment of 15% is required. We collateralize all of our loans with business equipment or vehicles depending on the borrower’s assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

The third program that we also started offering in the second quarter of 2014 is the “Secured Loan”. Our secured loan is an installment type of credit to individuals to help them build or reestablish their credit. This cash-secured loan is extended when a borrower uses their liquid capital to guarantee the loan. As a socially responsible institution and following our mission, we present this product to help the community and assist those affected by the economic crisis. The amount could be from $1,500 up to $5,000. The terms could be from 6 to 12 months. No credit history is required, but the borrower must be 18 years or older, provide proof of residency and income. The cash collateral must be presented to us in the form of a certified check from a banking institution or money order.

Since the commencement of our operations in March 2008 and through June 30, 2019 we have extended an aggregate of approximately 2,799 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 325 loans, an increase of approximately 15% as compared to the 282 loans extended in the year ended December 31, 2008. In the year ended December 31, 2010, we disbursed approximately 298 loans, in the year ended December 31, 2011, we disbursed approximately 131 loans and in the year ended December 31, 2012, we disbursed 102 loans. During the year ended December 31, 2013 we disbursed approximately 173. In the year ended December 31, 2014 we disbursed 243 loans, in the year ended December 31, 2015 we disbursed 274 loans and 300 loans and in the year ended December 31, 2016 were disbursed. During the year ended December 31, 2017 and in the year ended December 31, 2018 the company disbursed 287 loans in both years.

In the year ended December 31, 2009, the aggregate principal amount of all of the loans that we made was $1,753,348, a decrease of approximately 3.85% as compared to $1,820,844, in the year ended December 31, 2008. In the year ended December 31, 2010, the aggregate principal amount of all of the loans that we made was $1,654,728, a decrease of approximately 5.96% as compared to the amount of loans in 2009. In the year ended December 31, 2011, the aggregate principal amount of all of the loans that we made was $776,671, a decrease of approximately 53.06% as compared to the amount of loans in 2010. In the year ended December 31, 2012, the aggregate principal amount of the loans that we made was $927,149, an increase of approximately 19.37% as compared to the amount of loans in 2011. In the year ended December 31, 2013, the aggregate principal amount of the loans that we made was $1,386,092, an increase of approximately 49.5% as compared to the amount of loans in 2012. In the year ended December 31, 2014, the aggregate principal amount of the loans made was $2,094,998, an increase of approximately 51.14% as compared to the amount in 2013. In the year ended December 31, 2015, the aggregate principal amount of the loans made was $2,735,345, an increase of approximately 30.57% as compared to the amount in 2014. During the year ended December 31, 2016 the aggregate principal amount of the loans that we made was $4,690,781, an increase of approximately 71.49% as compare to the amount in 2015. During the year ended December 31, 2017 the aggregate principal amount of the loans that we made was $6,549,172, an increase of approximately 39.62% as compare to the amount in 2016. In the year ended in December 31, 2018 the aggregate principal amount of the loans made was $12,857,747.16, an increase of approximately 96.32% as compare to the amount in 2017.

Loan amounts range from a minimum of $1,500 to a maximum of $2,050,000. The average amount financed in the year ended December 31, 2018 was approximately $44,800.51, in year ended December 31, 2017 was approximately $22,819, as compare to approximately $15,636 in the year ended December 31, 2016. In the year ended December 31, 2015 the average amount financed we approximately $9,983 as compared to approximately $8,621 in the year ended December 31, 2014.

As of December 31, 2017, the aggregate principal amount of loans outstanding, net of allowance of loan losses was $6,015,990. As of December 31, 2018, the aggregate principal amount of loans outstanding, net of allowance for loan losses, was $7,869,697.

The average term of the loans extended in the year ended December 31, 2017 was 12.88 months. The average term of the loans extended in the year ended December 31, 2018 was 14.24 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of up to 6% percent and are required to make a guaranteed deposit equal to up to 10% percent of the loan amount.

The annual interest rate that we charge ranges from 15.375% to 17.98% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (15.375%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The applicable fees are composed of loan origination fees and late fees. Loan origination fees vary from 4% to 5% of the loan amount and this fee is determined by the term of the loan, which could vary from 6-24 months. Late fees are between 5% and 10% of the borrower’s monthly payment. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2014, December 31, 2015 and December 31, 2016 our earned weighted average interest rates on loans outstanding were 14.44%, 14.48% and 11.99% respectively. As of December 31, 2018 and December 31, 2017, the earned weighted average annual interest rate on loans outstanding was 11.14% and 10.31% respectively. The weighted average rates were calculated by dividing interest income for the period by the average outstanding portfolio of loans for the same period. The average outstanding portfolio was determined by adding the beginning and ending balance of the portfolio, and dividing that amount by two.

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. Our credit committee consists of (1) the microcredit specialist, which is presenting the loan, (2) an internal credit process auditor, (3) our chief operating officer and (4) our chief executive officer. Our internal credit process auditor is responsible for reviewing the loan application and all supporting documentation to ensure that the application complies with the Company’s minimum underwriting guidelines.

Loans under $10,000 must be approved by the microcredit specialist, the internal credit process auditor and our chief operating officer. Loans in excess of $10,000 must be approved by the entire credit committee, including the chief executive officer.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole method to determine the client’s ability to pay. We do require clients to authorize us to check their credit score if necessary. Pursuant to our credit manual, we check the credit score of a client: (1) if there is an incongruence between the registered documents and what the client reports, (2) if there is a disconnect between reported expenses and reported liabilities, and (3) for any loan request above $10,000.

Rather than relying solely on credit scores, we also verify the information provided by the borrowers with public records databases to cross check and verify the personal and business information provided by the client along with the assets and liabilities that they may already have with other financing institutions. The databases that we utilize are: Sunbiz.org (http://www.sunbiz.org), Lexis Nexis (https://risk.nexis.com/RiskManagement/Default.aspx?_nqs_cmd=ANNOUNCEMENTS&_nc_snum=3&ss_fromSessionStart=true&announcementId=172), Driver’s License Check (https://www6.hsmv.state.fl.us/DLCheck/dl/pages/dlCheck.jsp), Miami Dade Clerk (http://www2.miami-dadeclerk.com/Public-Records), Broward County Official Records (https://www.clerk-17th-flcourts.org/Clerkwebsite/BCCOC2/PASystemTransfer/CourtTypeSelection.aspx?Destination=CaseSearch.aspx), Palm Beach County Clerk (http://www.mypalmbeachclerk.com/cctrecordsearch.aspx), Blackbook (https://www.lendersolutionsonline.com/Account/Login.aspx), Title Check (http://www.flhsmv.gov/), and UCC Lien Check (www.floridaucc.com). We meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower’s business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least for the last four months of operations. The loan specialist considers all of the borrower’s business and family expenses in assessing the borrower’s repayment capacity. To account for undisclosed expenses, a borrower’s repayment capacity is calculated at 70% of the business’s net operating income less the borrower’s family expenses.

Once a borrower’s ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower’s collateral. The collateral must be tangible such as a vehicle, or key equipment or machinery to operate the business equal to 150% of the value of the loan amount. The collateral that we have relating to our current portfolio is primarily vehicles, including passenger cars and commercial trucks. For each of our loans in our portfolio, we have collateral equal to 150% of the original loan amount. The collateral requirement has been the same for all of our loans from March 2008 to the present. In addition, if the collateral is weak, a cosigner may be required. The guarantor/cosigner is subject to the same assessment and guidelines established for the borrower. Moreover, the cosigner information is updated each time the borrower applies for a new loan.

For loans in excess of $10,000, in addition to checking the public records database, we will obtain a credit report of the borrower or its business to assist us in our evaluation of the borrower. However, ultimately, the borrower’s credit report or score is only one factor, in addition to the borrower’s repayment capacity, the stability and operating history of the borrower’s business, the borrower’s business acumen and experience, and the type and value of the collateral.

Approximately 60% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower, including, as described below, the ability to obtain possession of any collateral that is securing the loan in default and declaring the loan in default and accelerating the principal due date.

An integral component of microlending is the active management of loan receivables. At OUR MicroLending, a past due loan is classified as past-due the first day after we do not receive the full interest and principal payment on its due date versus 30 days, which is the standard at many financing institution. If a borrower’s regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of past due notice, which states the urgency of the payment. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. We believe the early detection helps borrowers from experiencing financial difficulties. When payment is due, the collection committee gathers financial information from the specialist and listens to the proposal of the client. Based on that information and the client’s proposal, we may accept partial payments in certain cases. In these cases, we will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. For loans for which the borrower is making partial payments, we believe that the collateral/guarantor-co-borrower is adequate and the allowance for loan loss could cover any such loan. We have no loan modifications, and therefore no trouble-debt restructurings. For loans making partial payments that were disbursed in 2008 and 2009, we have an allowance for reasonably possible loan losses of 100%. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist. Loans originated in 2008 that were making partial payments were written off and loans originated in 2009 that are making partial payments are 27 out of 325 loans made, with original balance of $150,111 and outstanding balance of $111,950 as of December 31, 2018. At December 31, 2018 and 2017 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $515,020 for the year-end 2018 and $489,056 for year-end 2017, and in management opinion is enough to cover possible losses.

Once a loan is more than 60 days past due, we will take two types of actions. To the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral, as described below. For all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Whenever possible, after a default by a loan customer, we will attempt to use statutorily allowed “self help” remedies to obtain possession of any collateral that is securing the loan in default. Florida law permits a secured creditor, after default, to take physical possession of the collateral securing a loan, without any prior judicial intervention or blessing, so long as there is no breach of the peace in obtaining such possession. Normally, such self help remedies apply to collateral in the form of equipment or vehicles where we are able to obtain possession either because the loan customer voluntarily gives possession to us or we are able to obtain such possession by repossessing it without a breach of the peace. A breach of the peace would occur, for example, if a borrower attempted to physically stop the repossession or threatened the repossessing individuals with bodily harm.

If we are not able to use self help, then we would seek to obtain possession of the collateral by requesting an order from a court as part of a legal proceeding to collect on the debt, which would be more costly and time-consuming than using the self help provisions. In either event, whether the collateral is obtained by self help or pursuant to a judicial order, we would seek to sell the collateral to reduce the amount of the debt owed.

As a general practice, we may take a reserve equal to 5% of the principal amount of loans that we make during such month. We take a 5% general reserve based on practice in the microfinance industry and recent loss experience. However, we watch loan portfolio performance carefully and adjust the reserve as necessary. Further, our allowance for loan losses reflects probable loan losses inherent in our loan portfolio as of the date of the balance sheets included in this Offering Circular.

Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan. Interest income is discontinued at the time the loan is 90 days delinquent, unless the borrower is making partial payments on the loan. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to nonaccrual status in accordance with this policy, typically after 90 days of non-payment.

In the fourth quarter of 2009, we decided that we needed to reevaluate our collections process in order to reduce our past-due loans. As a result we implemented the following initiatives:

Established a Collection and Portfolio Committee. Rather than relying solely on the relevant loan specialist to pursue collection of his or her loans, we adopted a collection committee who is responsible for overseeing the collection of all loans. The collection committee meets twice a month and captures the relevant data about the debt and the debtor. If the collection committee notes any weakening of our ability to collect on the debt, it reports the information to our portfolio committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. The portfolio committee meets once a month, but also meets quarterly in order to evaluate the specific component of those allowances for loan losses. The collection committee is comprised of (1) the microcredit specialist of the loan, (2) Vice President of Business Development, and (3) the Chief Operating Officer. The portfolio committee is comprised of (1) Vice President of Business Development, (2) the Chief Operating Officer, (3) the Chief Financial Officer, and (4) the Chief Executive Officer.

Accelerated the Collection Process. Rather than waiting for the loan to be 30 days past-due to reach out to the borrower, we adopted a procedure that called for sending a letter to the borrower after the first day of delay, a second letter seven (7) days after the original due date and a third letter by the 30th day after the original due date.

Provided Management with Specialized Microcredit Education. In 2009 we sent our COO, to Bogota, Colombia for training with the Fundacion Emprender, and then for an internship with Fundacion Mundial de la Mujer (that belongs to Women’s World Banking) and Finamerica, each of which are institutions that specialize in microcredits.

Hired Outside Consultants to Assist with Collections. Beginning in the second half of 2010, we have used the advice of a collection office to assist us with the collections process.

As of December 31, 2017, and December 31, 2018, loans with an aggregate principal balance net of Allowance for loan losses of, $742,096, and $817,762 respectively, were more than 90 days past-due.

As of December 31, 2017, we had loans with an aggregate principal amount of $1,237,944 which were classified as more than 90 days past due. As of December 31, 2018, we had loans with an aggregate principal amount of $1,332,782 which were classified as more than 90 days past due.

At December 31, 2018 and 2017 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $515,020 for the year-end 2018 and $489,056 for year-end 2017, and in management opinion is enough to cover possible losses. Nonaccrual loans as December 31, 2018 were $742,096.

The Company uses credit quality indicators to assign grades to the credit risk profile and the future likelihood of losses: Pass, Special Mention, Substandard or Doubtful. This internal risk rating assigns the “Pass” grade to all outstanding loans that are 0 – 30 days past due, and up to 85% of the outstanding loans that are 31 – 60 days past due. “Special Mention” reflects less than 60 days past due, and “Substandard “reflects under 180 past due. For “Special Mention” and “Substandard” loans, the Company conducts an internal, case by case review of the payment history. Loans that do not qualify for other grades are considered “Doubtful,” and are used to determine the provision for loan losses.

We run a multiple level marketing campaign using several different mediums to target and attract potential clients. Radio: We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

Internet: We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

Print media: We distribute flyers that advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

In South Florida, given the large demand for our products, we face competition from private money lenders willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

We are required to comply with Florida’s usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies.

We currently lease one office location in South Florida. Our main office is located at 3191 Coral Way, Suite 109, Miami, Florida 33145. Our rent for our main office is $4,489 per month and the current lease expires in October 2020.

In the period ended June 30, 2019, our net portfolio outstanding decreased to $6,969,296 from $8,525,181 as of December 31, 2018. In the year ended December 31, 2018, our net portfolio outstanding increased to $8,525,181 from $6,603,054 as of December 31, 2017. In the year ended December 31, 2016, our net portfolio outstanding increased to $4,180,713 from $2,509,596 as of December 31, 2015. This increase in the net portfolio is due to our disbursement of loans using the proceeds received from the sale of Certificates from our prior Regulation A offering and awards received from the CDFI Fund.

The total amount of new loans during the year ended December 31, 2018 was $2,398,171. The total amount of new loans during the year ended December 31, 2017 was $3,311,345.

In the period ended June 30, 2019, our operating revenues were $700,630. In the year ended December 31, 2018 our operating revenues were $1,594,769. In the year ended December 31, 2017 our operating revenues were $1,222,308. Operating revenues during this year were influenced by disbursement of new loans during this period and the increase in the total loan portfolio; also we were able to disburse the $200,000 and $150,000 awards received from the Miami-Dade CDBG Fund, which was recorded as income due to the characteristic of the award. The nature of the award is considered a grant since there were no financial contingencies on the receipt of the funds. Since 100% of the funds were disbursed to fund loans, the full amount of the grant was recorded as revenue for the year ended December 31, 2018 and December 31, 2017.

In the 2018 and 2017 Audited Consolidated Statements of Cash Flows, we had a net decrease of $114,873 in Cash and Cash Equivalents for the period ended December 31, 2018. As of December 31, 2018, the $114,873 net decrease in Cash and Cash Equivalents was mostly due to use in operating activities, specifically Loan Receivables of $1,948,091 to fund new loans. Despite this decrease, we still had Cash and Cash Equivalents of $1,070,435 as of December 31, 2017 and 955,562 as of December 31, 2018.

For the period ended June 30, 2019, salaries and related expenses paid to our employees were $231,187. For the year ended December 31, 2018, salaries and related expenses paid to our employees were $451,378 this is a decrease from $502,028 in 2017. We expect that salaries and related expenses paid to our employees, particularly our loan specialists, will continue to comprise a large portion of our expenses and a large percentage of our income because we believe that our success is dependent upon the productivity and success of our loan specialists.

On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $600,000 or 100% of the award as new loans. The CDFI requires that we submit financial information and performance reports. On September 10, 2015 we received a written notice that we had been awarded $650,000 from the CDFI Fund and we received funds on March 21, 2016. By April 30, 2016 we had disbursed $650,000 or 100% of the award as new loans. During the month of September of 2017, the company received a notification that will be awarded with a loan of $686,500 at 1.90% annual interest rate and payable by July 2, 2031 (The note was signed July 2, 2018).

On July 15, 2015 we received a written notice that we had been awarded $200,000 from the FY2015 CDBG Block of Miami-Dade County to provide loans within the county. On September 29, 2016 we received a written notice that we had been awarded $200,000 from the FY2016 CDBG Block of the Miami-Dade County to provided further loans within Miami-Dade County. On July 28, 2017 we received a written notice that we had been awarded $150,000 from the FY2017 CDBG Block of Miami-Dade County to provide loans within the county. On July 27, 2018 we received a written notice that we had been awarded $200,000 from the FY2018 CDBG Block of Miami-Dade County to provide loans within the county.

Due to the additional loans made pursuant to the CDBG Fund awards, we had net income of $44,907 for the year ended December 31, 2018 and a net loss of $(108,002) for the year ended December 31, 2017.

We expect to incur net losses in the near future until our loan portfolio generates sufficient interest revenue to fund our fixed expenses. Until we are profitable, we expect to fund any net losses with additional capital contributions from our members and loans provided by our officers, family members of our officers and certain of our equity investors. As of December 31, 2018, the principal amount of these short-term loans outstanding was $0.00. The main reason for the decrease in debt is due to a conversion from debt to equity.

For the CDFI grants, awarded funds must be used to make loans. Both 2013 and 2015 awards were disbursed within three months of receiving the grant communications. In both cases we reported the disbursements and thereafter had no further obligation. As of the date of this circular, we have not received any feedback or complaint from the CDFI Fund regarding our compliance with the agreement. Based on conversations with the officer of the CDFI Fund, we believe that we are in full compliance.

For each CDBG Block Award, after being informed of the award, we must provide information to Miami-Dade County in order to receive funds. After Miami-Dade County disburses the award, there are no further requirements. We are unaware of any contingencies related with the CDBG Block Award.

In order to improve our liquidity position, as discussed above under “Defaults; Collection Activities,” in the fourth quarter of 2009, we implemented initiatives designed to improve our collections process in order to reduce our past-due loans and increase our cash flow. In addition, we have been proactive in seeking new funding sources, including the offering of the Certificates, and actively managing costs and expenses. However, these actions have not yet improved our liquidity position, and we cannot assure you that these actions will remedy the material

Item 2. Other Information

Not applicable.

Item 3. Financial Statements

Attached.

OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

(UNAUDITED)

OUR MICROLENDING LLC

BALANCE SHEET

June 30, 2019

(UNAUDITED)

(Interim)

6/30/2019
ASSETS
Cash and Cash Equivalents	$418,899
Loan Receivables, Net	6,969,296
Other Current Assets	134,657
Account Receivables - FY2018 CDBG Award	200,000
Other Assets	434,385
Property and Equipment, Net	12,204
Deposits	10,389
TOTAL ASSETS	$8,179,830

LIABILITIES AND MEMBERS’ CAPITAL LIABILITIES

Accounts payable	$6,936
Guaranteed Deposits	963,762
LOANS
Loans Payable	686,500
Investment Certificates - Regulation A.	5,931,472
ACCRUED INTEREST
Accrued Interest - Loans Payable	6,522
Accrued Interest - Investment Certificates	1,998
Deferred Credit	4,736
Deferred Income	24,860
Total Liabilities	$7,626.785

MEMBERS’ CAPITAL

MEMBERS’ CAPITAL	$553,045

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$8,179,830

1

OUR MICROLENDING LLC

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2019

(UNAUDITED)

(Interim)

	6/30/2019
REVENUE
Commission Income	$161,190
Interest Income	517,289
Other Income	22,151

Total Income		$700,630

OPERATING EXPENSES
Amortization	$57,470
Advertising	5,516
Bad Debt Expenses	(44,818)
Depreciation	7,192
Interest	325,940
Legal and Professional Fees	62,227
Rent	25,255
Salaries and Related Expenses	231,187
Other Operating Expenses	25,147

Total Operating Expenses		$695,115

NET PROFIT		$5,515

2

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2019

(UNAUDITED)

(Interim)

			Total
	Membership	Accumulated	Members’
	Interest	Deficit	Capital
Balance - January 1, 2019	$4,150,000	$(3,602,470)	$547,530

Member Contributions	-	-	-
Net Income	-	5,515	5,515

Balance - June 30, 2019	$4,150,000	$(3,596,955)	$553,045

3

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2019

(UNAUDITED)

(Interim)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$5,515
Adjustments to reconcile Net Income to net cash provided by operations:
Depreciation	$7,192
Amortization	$57,470
Changes in Operating assets and liabilities
Loan Receivables	$1,600,703
Allowance for Loan Losses	$(44,818)
Other Current Assets	$(20,118)
Other Assets	$(273,288)
Accounts Payable	$2,449
Accrued Interest - Loan Payable	$3,405
Accrued Interest - Investment Certificate	$(39,765)
Deferred Income	$22,306
Net cash and cash equivalents provided by Operating Activities	$1,321,050

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash and cash equivalents provided by (used in) Investing Activities	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Guaranteed Deposits.	$67,057
Loan Payable - CDFI	$(271,175)
Invest. Certificates - Reg. A	$(1,790,961)
CDFI 2017-2018 & CDBG 2016 - Award	$137,365
Net cash and cash equivalents used in Financing Activities	$(1,857,714)

Net decrease in cash and cash equivalents for period	$(536,664)

Cash and Cash Equivalents at beginning of period	$955,562

Cash and Cash Equivalents at end of period	$418,899

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OUR MICROLENDING, LLC

/s/ Emilio Santandreu
Emilio Santandreu, President and CEO
Date: January 24, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

OUR MICROLENDING, LLC

/s/ Emilio Santandreu
Emilio Santandreu, President and CEO
Date: January 24, 2020